Exhibit (a)(1)(E)

NOTICE OF VOLUNTARY PUBLIC TENDER OFFER

TO PURCHASE PREFERRED SHARES

ISSUED BY

BRASIL TELECOM PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ/MF No. 02.570.688/0001-7043

NIRE 5.330.000.5818-9

CVM Code 01768-0

Code ISIN BRBRTPACNPR5

ON THE ACCOUNT AND ORDER OF

TELE NORTE LESTE PARTICIPAÇÕES S.A.

and

TELEMAR NORTE LESTE S.A.

through

COPART 1 PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ/MF No. 09.338.797/0001-06

CREDIT SUISSE (BRAZIL) S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS, a Corporate Company with its headquarters at Av. Brigadeiro Faria Lima, 3064 – 13th and 14th floors (part of), in the City and State of São Paulo, registered with the Brazilian Corporate Taxpayers’ Register (“CNPJ/MF”) under No. 42.584.318/0001-07, as an intermediary institution (the “Intermediary Institution”), on the account and order of TELENORTE PARTICIPAÇÕES S.A., a publicly traded company with its headquarters at Rua Humberto de Campos, 425 – 8th floor, Leblon, in the City and State of Rio de Janeiro, registered with CNPJ/MF under No. 02.558.134/0001-58 (“TNLP”), and TELEMAR NORTE LESTE S.A., a publicly traded company, with its headquarters at Rua General Polidoro, 99, Botafogo, in the City and State of Rio de Janeiro, registered with CNPJ/MF under No. 33.000.118/0001-79 (“Telemar” and, together with TNLP, “Empresas Oi”), through its indirectly controlled company COPART 1 PARTICIPAÇÕES S.A., a publicly traded company with its headquarters at Rua Humberto de Campos, 425 – 5th floor (part of), Leblon, in the City and State of Rio de Janeiro, registered with CNPJ/MF under No. 09.338.797/0001-06 (the “Offeror”), hereby submits to the holders of preferred shares (“PN Shares”) issued by Brasil Telecom Participações S.A. (“BrTP” or the “Company”) this public tender offer for the acquisition of shares (the “Offer”), pursuant to Instruction of the Brazilian

Securities Commission (“CVM”) No. 361/02, of March 5, 2002, (“CVM Instruction No. 361/02”), for the purpose of and pursuant to the following conditions:

1. THE OFFER

1.1.     Stock Purchase Agreement. On April 25, 2008, Empresas Oi published a Notice of Material, announcing to the market the execution of the stock purchase agreement (“Stock Purchase Agreement”), for the acquisition of indirect shareholding control of BrTP and Brasil Telecom S.A. (“BrTO” and together with BrTP, the “Companies”).

1.2.     Voluntary Public Tender Offers. In the Notice of Material Fact, Empresas Oi announced that, regardless of the consummation of the operation for the acquisition of control of BrTP and BrTO, in addition to mandatory public tender offers for the purchase of shares through the acquisition of shareholding control of the Companies, under Article 254-A of Law No. 6,404/76 and CVM Instruction No. 361/02 (the “Mandatory POs”), Empresas Oi intended, directly or through a controlled company, to launch voluntary public tender offers (“Voluntary POs”) for the acquisition of up to 1/3 of the outstanding preferred shares issued by BrTP and BrTO, at R$ 30.47 and R$ 23.42, respectively, per PN Share, such offers also being extended to holders of preferred shares underlying American Depositary Shares – ADS (“ADS”). Empresas Oi, however, reserved the right to, in the absence of relevant information not disclosed to the market, pursuant to CVM Instruction No. 358, of January 3, 2002 (“CVM Instruction No. 358/02”), acquire shares issued by BrTP or BrTO that they deemed convenient, in or out of the market, before the date of the respective auctions of Mandatory POs or Voluntary POs. In that respect, Empresas Oi published a Notice of Material Fact on May 8, 2008, informing the market of the acquisition, through its indirect subsidiaries, the Offeror and COPART 2 Participações S.A., of preferred shares issued by Companies in the market, clarifying that, considering marketing conditions, Empresas Oi still intended to acquire new BrTP and BrTO shares in the market or through Voluntary POs, until the percentage equivalent to 1/3 of the outstanding preferred shares issued by BrTP and BrTO was reached. Empresas Oi also clarified in the Notice of Material Fact of May 8, 2008, that the amount of preferred shares which would eventually be acquired in the market, directly or indirectly, would be deducted from the amount of preferred shares subject to the Voluntary POs, pursuant to the limit of 1/3 of outstanding preferred shares issued by each of the Companies, under CVM Instruction No. 361/02.

1.3.     Offer Registration. The Offer that is the object of this Notice of Public Tender Offer (“Notice”) is not subject to registration with CVM. The Offer will observe, as applicable, the general procedures set forth in Articles 4 to 8 and 10 to 12 of CVM Instruction No. 361/02, as determined in Article 2, Paragraph 2 of CVM Instruction No. 361/02.

1.4.     Validity. This Offer will remain in effect for 33 (thirty-three) days from the date publication of this notice, that is, its term starts on June 19, 2008 and ends on July 22, 2008, the date on which the auction in relation to the Offer (the “Auction”) shall be held on the Bolsa de Valores de São Paulo S.A – BVSP (“BOVESPA”).

1.5.     Shares Object of the Offer. The Intermediary Institution, is prepared to acquire, for the account and order of the Offeror, pursuant to the conditions provided in Section 2 below, up to 1/3 of BrTP`s outstanding PN Shares (i.e., all PN Shares issued by BrTP, except those held directly or indirectly by the current controlling shareholders, the Offeror and people related to them), corresponding on the date of this Notice to 76,645,842 PN Shares, representing 33.3% of the total PN Shares and 21.1% of the capital stock of BrTP. As announced by Empresas Oi in the Notice of Material Fact of May 8, 2008, the PN Shares acquired in the market prior to June 16, 2008 will be deducted from the number of PN Shares that will be the object of this Offer, pursuant to the limit established by CVM Instruction No. 361/02. As a result, the number of PN Shares that are the object of this Offer is 20,826,442.

1.5.1 The Intermediary Institution, acting for the account and order of the Offeror, will acquire during the Offer:

(i) up to 20,826,442 outstanding PN Shares, if holders of more than 20,826,442 outstanding PN Shares accept the Offer, distributed pro rata to shareholders who accept the Offer; or

(ii) all PN Shares which have adhered to the Offer, if holders of up to 20,826,442 outstanding PN Shares accept the Offer;

1.6.     Absence of Restrictions upon the Exercise of the Right of Property in the PN Shares. Upon the transfer of PN Shares under the terms of the Offer, the shareholders who accept the Offer shall declare that such PN Shares are free and clear of any burden, guarantee rights, preference, priority, usufruct or other forms of lien which would prevent the immediate exercise by the Offeror of the full property rights conferred by the ownership of such PN Shares, as well as meet the requirements for trading of shares established by the Rules of Operations of BOVESPA.

1.7.     Dividends. Subject to Section 1.8.1 below, in the event that BrTP declares dividends or interest on capital during the period between the date of publication of this Notice and the date of the financial settlement of the Offer, the shareholders who are registered as owners or usufructuaries of the PN Shares of BrTP on the date of the declaration of dividends or interest on capital shall be entitled to the payment of such dividends or interest on capital.

1.8.     Price of the Offer. The purchase price of PN Shares is R$ 30.47 per preferred share issued by BrTP (“Purchase Price”).

1.8.1. Purchase Price Calculation. The Purchase Price represents a premium of 32.6% over the daily average market price on BOVESPA of BrTP’s preferred shares, weighted by the volume on the 90 calendar days between January 24, 2008 to April 23, 2008.

If, on or after the date of this Offer and on or before the Expiration Date, BrTP should (i) split, combine, reclassify or otherwise change the PN Shares or its capitalization, (ii) acquire or otherwise cause a reduction in the number of outstanding PN Shares, (iii) issue or sell any additional PN Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing (other than PN Shares issued pursuant to and in accordance with the terms in effect on the date of this Offer of employee stock options outstanding as of such date), or (iv) disclose that it has taken such action (which disclosure had not been previously made prior the date of this Offer), then, without prejudice to the Offeror’s rights under Section 2.2, the Offeror, in its sole discretion, make such adjustments in the purchase price and other terms of this Offer as it deems appropriate, including, without limitation the number or type of securities to be purchased.

If, on or after the date of this Offer and on or before the Expiration Date, BrTP should declare or pay any dividend on the PN Shares or any distribution with respect to the PN Shares (including the issuance of additional PN Shares or other securities or rights to purchase of any securities) that is payable or distributable to shareholders of record on a date prior to the transfer to the name of the Offeror on BrTP’s stock transfer records of the PN Shares purchased pursuant to this Offer, then, without prejudice to the Offeror’s rights under Section 2.2, (i) the purchase price per preferred share payable by the Offeror pursuant to this Offer will be reduced to the extent of any such cash dividend or distribution, and (ii) the whole of any such non-cash dividend or distribution to be received by the tendering shareholders will (a) be received and held by the tendering shareholders for the account of the Offeror and will be required to be promptly remitted and transferred by each tendering shareholder to the Offeror, accompanied by appropriate documentation of transfer, or (b) at the direction of the Offeror, be exercised for the benefit of the Offeror, in which case the proceeds of such exercise will promptly be remitted to the Offeror. Pending such remittance and subject to applicable law, the Offeror will be entitled to all rights and privileges as owner of any such non-cash dividend or distribution, issuance or proceeds thereof and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by the Offeror in its sole discretion.

1.8.2. Payment of Purchase Price. The Purchase Price will be paid in cash to the shareholders who accept the Offer, in national currency.

1.9.     Results of the Acceptance of the Offer. By accepting this Offer, each shareholder who is selling its PN Shares agrees to dispose of and effectively transfer the ownership of its PN Shares in the form and subject to the terms and conditions set forth in this Notice, including all rights attached to such PN Shares, free of any charge or liens, judicial or extrajudicial, including rights of first refusal or priority in the acquisition of the PN Shares by any third parties, and to receive in consideration of such transfer the Purchase Price, in compliance with the settlement procedures of Companhia Brasileira de Liquidação e Custódia (the “CBLC”).

2. OFFER CONDITIONS

2.1.     Offer Conditions. This Offer is conditioned on the non-occurrence of any of the following events prior to 9:00 a.m. (Brasilia time) of the business day immediately before July 22, 2008, the date when the Auction will be held (the “Auction Date”), except in case of express waiver of such condition by the Offeror, as in Section 2.2 below:

(i) a change in the business, conditions, revenues, income, operations or shareholding composition of TNL, Telemar, the Offeror, the Company or any of its direct or indirect subsidiaries that is or may be reasonably expected to be materially adverse to TNL, Telemar, the Offeror, the Company or any of its direct or indirect subsidiaries, or TNL, Telemar or the Offeror having become aware of any circumstances that have, or may reasonably be expected to have, a materially adverse effect on either the value of TNL, Telemar, the Offeror, BrTP or any of its direct or indirect subsidiaries or the value of the PN Shares or ADSs, due to any of the following events:

(a) the issuance, by any federal, state or local Brazilian or U.S. governmental authority (including, without limitation, the executive,

legislative and judiciary branches), of any decree, order, judgment or act that:

•

questions, restricts or limits the ability of the Offeror to carry out the Offer, to hold shares of the Company, to acquire additional shares of the Company, or to exercise the rights inherent thereof or to receive distributions thereunder;

•	terminates or amends the terms and conditions of any license, authorization or concession granted for the conduct of the businesses of the Company or any of its direct or indirect subsidiaries;

•	expropriates, confiscates or limits the free disposal of the assets of the Company or any of its direct or indirect subsidiaries;

•

reduces tariffs or rates for services charged by the Company or any of its direct or indirect subsidiaries, or imposes additional obligations to make investments, provide services or implement measures that excessively burden the Company or any of its direct or indirect subsidiaries; or

•	suspends, restricts or limits transactions in the foreign exchange market or the flow of funds into or out of Brazil;

(b) the occurrence of war or grave civil or political unrest, whether inside or outside Brazil;

(c) the occurrence of a natural event, (including, without limitation, an earthquake, flood or other similar event), or any other external factor that causes significant damage to: (1) the infrastructure, communication systems, or public utilities in the States in which the Company or any of its direct or indirect subsidiaries provide services or in any other relevant areas of Brazil; or (2) the assets of the Company or any of its direct or indirect subsidiaries in a manner that affects the ordinary course of their respective businesses;

(ii) CVM refuses or does not approve in a reasonable time the Oferror’s request for the extension of the validity of the Offer to a period higher than the 45 day period established in CVM Instruction No. 361/02, due to its obligation to observe Rule 14e-1 of the U.S. Securities Exchange Act of 1934, which requires the extension of the tender offer in, at least, 10 business days, in the event there is an increase in the purchase price pursuant to item 1.8.1 above, or there is a material change in the terms or in the information concerning the Offer, if such events occur;

(iii) a general suspension of, or a limitation in, the trading of securities in general, or of the common shares of BrTP or the PN Shares on BOVESPA or the ADSs on the New York Stock Exchange for more than 24 hours;

(iv) a decrease of 20% or more, as of the closing of the foreign exchange market on any date, of the value of the Brazilian real in relation to the U.S. dollar (in accordance with the average of the buy and sell U.S. dollar – Brazilian real exchange rates indicated under transaction PTAX 800, option 5, published by the Brazilian Central Bank at 6:00 p.m. on that date) since June 17, 2008, which value was R$1.6123;

(v) a decrease, as of the closing of any trading session, of the value of the BOVESPA index known as IBOVESPA, expressed in U.S. dollars (converted in accordance with the average of the buy and sell U.S. dollar – Brazilian real exchange rates indicated under transaction PTAX 800, option 5, published through the SISBACEN system at 6:00 p.m. on that date), of 20% or more, in relation to the value of the index on June 17, 2008, which value was 42,447 points;

(vi) a decrease of 20% or more, as of the closing of BOVESPA on any date, of the closing price of the PN Shares compared to the price on April 25, 2008, which was R$25.00;

(vii) the occurrence of any substantial change in the rules applicable to the Brazilian or U.S. capital markets, or an increase in tax rates that adversely affects or impedes the consummation of the Offer by the Offeror;

(viii) the revocation of any governmental authorization necessary for the consummation of the Offer or the issuance of any act by any governmental authority that impedes the Offeror’s carrying out the Offer or imposes an obligation to buy or sell shares issued by BrTP; or

(ix) the making of comments by the U.S. Securities and Exchange Commission (“SEC”) in relation to the materials filed in the United States of America in connection with the Offer that adversely affect or impede the consummation of the Offer by the Offeror.

2.2.     Occurrence of the Condition. In the event that at any time between the date of publication of this Notice and 9:00 a.m. (Brasília Time) of the business day immediately preceding the Auction Date any of the events mentioned above occurs, the Offeror shall publish a Notice of Material Fact stating whether the Offer will proceed (the Offeror having waived the condition) or be cancelled, thus, losing its validity.

2.3.     Waiver of Conditions. At its sole and exclusive discretion, the Offeror shall be entitled to waive any of the conditions set forth above (other than the condition set forth in Section 2.1(ix)), in which case the validity and effectiveness of the Offer will remain, even if such waived conditions have not occurred. Any and all waivers of any of the conditions set forth above shall be announced in express form by the Offeror, by means of a Notice of Material Fact, as described in Section 2.2 above.

2.4.     Irrevocability of the Offer. Pursuant to the conditions set forth above, the Offer shall be immutable and irrevocable from the date of publication of this Notice until the beginning of the Auction, with the exception that in case any of the conditions set forth above occurs, the Offeror may modify or revoke the Offer and shall publish a Notice of Material Fact to inform the market whether the Offer will proceed, in which case the terms and conditions for such shall be described, or be cancelled.

3. THE AUCTION

3.1.     Rules, Date and Place of the Auction. The Auction shall be held on the Auction Date at 3:00 p.m. (Brasilia Time), through the MEGABOLSA, the electronic trading system of BOVESPA. The Auction shall obey the rules established by BOVESPA, and each shareholder willing to tender its Shares in the Auction shall meet the requirements for the trading of shares in BOVESPA.

3.2.     Procedures for Acceptance. Prior to 12:00 p.m. (Brasilia Time) on the Auction Date, each Brokerage Company (as defined in Section 4.1 below) which has met the requirements for the qualification set forth in Section 4 of this Notice shall register with MEGABOLSA, the trading system of BOVESPA, through code “BRTP4L”, the tender containing the number of preferred shares to be sold in the Auction.

3.3.     Third Party Buying Interferences. Any third party through its brokerage company shall be entitled to make a competing offer to acquire all or part of the PN Shares object of this Offer, provided that the value of the competing purchase offer is at least 5% higher than the price of the Offer. A competing offer shall be registered with BOVESPA by 5:00 p.m. (Brasilia time) of the business day immediately preceding the Auction Date.

3.4.     Price Variation. The procedures of the Auction will entitle the Offeror to raise the price of purchase during the Auction, provided that such increased price is extended to all shareholders that accepted any previous bids.

3.5.     Costs, Fees and Commissions of Brokerage. All costs, fees and brokerage commissions in relation to the sales of the PN Shares will be the responsibility of the Offeror. The expenses related to the Auction, such as brokerage costs, fees and charges established by BOVESPA and/or the CBLC shall be charged in accordance with pricing tables effective on the Auction Date and with other legal provisions then in effect.

4. QUALIFICATION FOR THE AUCTION

4.1.     Qualification. Prior to 5:00 p.m. (Brasilia Time) on the business day immediately preceding the Auction Date, shareholders who wish to participate in the Auction shall qualify for such, informing the Intermediary Institution or any other brokerage company licensed to operate in BOVESPA to represent them in the Auction (each of them being a “Brokerage Company” and, collectively, the “Brokerage Companies”) the number of preferred shares they intend to tender in the Offer. For the qualification to the Auction, shareholders shall observe the procedures required by the brokerage company for such registration.

4.2.     Shares held in custody with the CBLC. Any shareholder who intends to tender preferred shares shall transfer such Shares through its agent for custody at the CBLC prior to 12:00 p.m. on the Auction Date, to portfolio No. 7105-6, opened in the name of each shareholder and held by the CBLC solely for such purpose.

4.3.     Shares held in Custody with Banco Bradesco S.A. Any shareholder holding PN Shares in custody with Banco Bradesco S.A. (“Bradesco”), the financial institution depositary of the book entry shares issued by BrTP, shall qualify for the Auction by accrediting the Intermediary Institution or any other brokerage company at least four business days prior to the Auction Date, for transfer of custody of their PN Shares from Bradesco to the custody of the CBLC.

4.4.     Cancelled Orders. The registered sale orders which do not have the corresponding PN Shares transferred to portfolio No. 7105-6 held with the CBLC will be cancelled.

4.5.     Observance of deadlines. Each shareholder shall be responsible for taking appropriate action for the transfer of the PN Shares to the custody of the CBLC in due time to enable its/his respective qualification for the Action.

4.6.     Acceptance of the Offer. The final acceptance of the Offer by each shareholder shall occur by the beginning of the Auction, through the Brokerage Company with which such shareholder has registered. Withdrawal from the Offer shall be informed by the shareholder before such time through the Brokerage Company with which it has registered. The acceptance of such Offer and the firm offer to sell the PN Shares will be irrevocable and irreversible after such time.

4.7.     Qualification of the Holders of American Depositary Shares – ADSs. The Offer is also intended for holders of preferred shares underlying the ADSs.

4.7.1 Procedures. Holders of ADSs who wish to take part in the Offer may qualify for the Auction through The Bank of New York, as ADS Tender Agent (“ADS Tender Agent”), or, directly in accordance with Section 4.7.2.

4.7.2 Direct Qualification. Holders of ADSs who wish to directly qualify for the Auction must surrender their ADSs to Citibank N.A., the depositary under BrTP’s ADS program, for cancellation, withdraw their PN Shares from the ADS program, become an investor via Resolution No. 2,689 and, as such, offer such PN Shares directly for sale in the Auction. Such investors shall observe the procedures defined in Sections 4.1 to 4.6 above.

4.7.3 Qualification through ADS Tender Agent. Holders of ADSs who wish to participate in the Auction through the ADS Tender Agent must send instructions to the ADS Tender Agent in accordance with the Offer to Purchase dated the date hereof that has been directed to holders of ADSs (as amended from time to time, the “Offer to Purchase”) in the manner set forth therein and in Section 4.7.4 below. The ADS Tender Agent will participate in the Auction in occordance with the procedures defined in Sections 4.1 to 4.6 above.

4.7.4 Beneficial Holders. Only the registered holder of ADSs may present ADSs to the ADS Tender Agent, together with a Letter of Transmittal (as defined in the Offer to Purchase), for the purposes of qualifying the underlying PN Shares for the Auction. A beneficial holder of ADSs who wishes to participate in the Offer must instruct its broker, dealer, commercial bank, trust company, or other nominee to transfer the ADSs to the ADS Tender Agent. If a beneficial holder authorizes the sale of its ADS, all of its ADS will be offered for sale in the

Auction, unless otherwise specified in the instruction form. The Letter of Transmittal shall be forwarded to each registered holder of ADSs and an instruction form will be forwarded to beneficial holders of ADSs in a reasonable time prior to the Auction Date in order to enable the beneficial holders of ADSs to instruct the registered holders of ADSs with respect to the offer and to enable the registered holders of ADSs to give orders to sell ADSs to the ADS Tender Agent, to allow for the qualification of PN Shares underlying ADSs for the Auction, as provided in Section 4.7.5 below.

4.7.5 Deadline for Sending Instructions. The registered holders of ADSs must deliver the Letter of Transmittal, duly completed and executed in accordance with the instructions thereto, to the ADS Tender Agent, together with the ADSs representing the PN Shares to be tendered in the Auction and other relevant documentation, in reasonable time prior to the Auction qualification deadline(as specified in the Offer to Purchase).

4.7.6 Additional Information Any requests for additional information regarding the procedures for tendering ADSs or requirements for sales in the Offer of PN Shares represented by ADS, in accordance with the terms of this Notice, may be forwarded to the Information Agent for the Offer as set forth below:

1200 Wall Street West, 3rd Floor

Lyndhurst, NJ 07071

U.S.A.

5. SETTLEMENT

5.1.     Financial Settlement. The financial settlement of the Offer shall be carried out on the third business day following the Auction Date (the “Settlement Date”), pursuant to the rules established by the CBLC for gross settlement. The CBLC shall not act as an Auction settlement central guarantor counterpart of Auction settlement.

5.2.     CBLC. The CBLC shall act as a facilitator of Auction settlement, being responsible for (i) receipt of PN Shares to be tendered during the Offer and their subsequent transfer to the Offeror, in case they are sold, and (ii) receipt of Offeror’s funds and their transfer to shareholders disposing of their PN Shares in the Offer.

5.3.     Guarantee. Pursuant to the terms of the Intermediation Agreement executed by the Intermediary Institution and the Offerer and Paragraph 4, Article 7 of CVM Instruction 361/02, the Intermediary Institution shall guarantee the Offer financial settlement.

5.4.     Shareholders’ Failure to Submit the Documentation Required for Qualification. A shareholder who fails to submit the required documentation for Auction qualification in due time or fails to transfer the PN Shares to the CBLC custody as set forth in this Notice shall not be qualified to participate in the Auction.

5.5.     Regulations of BOVESPA and CBLC Operations. The shareholders who wish to subscribe to the Offer, selling their PN Shares in the Auction, shall meet the requirements to negotiate the PN Shares contained in the BOVESPA and CBLC transaction regulations.

6.     PURCHASE PRICE AND VALUATION REPORT.

6.1.     Purchase Price Calculation. The acquisition price of PN Shares will be R$ 30.47 per preferred share calculated as provided in Section 1.8.1 above.

6.2.     Valuation Report. In the form and requirements of Article 8 of CVM Instruction No. 361/02, the BrTP valuation report was prepared by Banco de Investimentos Credit Suisse (Brasil) S.A. (the “Appraiser”), dated May 30, 2008 (“Valuation Report”). The table below shows the methodologies used in the Valuation Report and the respective values per PN Share.

Summary of the Presented Values (Criteria)	BrTP Value (R$/ preferred share)
Weighted average price of PN Shares in the 12 months immediately preceding the date of publication of the Notice of Material Fact which announced the execution of the Purchase and Sale Agreement.	23.11
Weighted average price of PN Shares between the date of publication of the Notice of Material Fact and the date of publication of the Valuation Report.	24.72
Weighted average price of PN Shares in the period of 90 days between 24/01/2008 and 23/04/2008.	22.98
Book Value per PN Share (base date 31/03/2008)	14.64

	Minimum	Maximum
Economic Value according to the Comparable Company Method	29.05	31.96

6.3.     Valuation Report Availability. The valuations referred to in Section 6.2 above are available for examination by interested persons at the headquarters of the Offeror, BrTP, the Intermediary Institution, BOVESPA and CVM, as well as accessible on the following websites www.telemar.com.br/ri, www.oi.com.br/ri, br.credit-suisse.com.br/ofertas, www.bovespa.com.br and www.cvm.gov.br.

6.4.     Representations. The Appraiser’s judgment was stated in the Valuation Report as follows: (i) among the valuation criteria in the Valuation Report, the weighted average share price criterion in the period of 90 days between 24/01/2008 and 23/04/2008 proved to be the most adequate to the PN Shares’ fair price; (ii) no conflict of interests has decreased the autonomy necessary for their performance; (iii) on the date of the issue of the Valuation Report, the Appraiser, its controller and people related to them were the direct holders of 813,148 common shares and 256,056 preferred shares issued by BrTP; and (iv) the Appraiser will receive the equivalent to R$ 2 million from the Offeror as total compensation for the issue of the Valuation Report and the Valuation Report of preferred shares issued by BrTO.

6.5.     Premises and Information. The premises and information used in the making of the Valuation Report can be found in detail on pages 3 to 6 of the Valuation Report.

6.6.     Independent Valuation Notwithstanding the Valuation Report, each Company shareholder shall make an independent evaluation of the information contained in the Valuation Report and herein, and by using their own judgment, shall decide on their convenience and interest in disposing of their PN Shares under the conditions of this Offer.

7.     INFORMATION REGARDING BRTP

7.1.     Headquarters, Jurisdiction and Corporate Purpose. The headquarters of BrTP is located in the City of Brasilia, in the Federal District, SIA SUL – ASP – Lote D – Bloco A – underground A. BrTP’s corporate purpose includes: (i) exercising the share control of companies that provide public fixed telecommunications services in Region II under the General Plan of Grant (Plano Geral de Outorga) approved by Decree No. 2,534, dated April 2, 1998; (ii) promoting, through subsidiary or associated companies, the expansion and deployment of fixed telephone services in their respective areas of concession; (iii)

promoting, conducting or directing the capture, in internal and external sources, of the resources to be applied by the Company or its subsidiaries; (iv) promoting and stimulating activities of studies and research aimed at the development of the fixed mobile telephony industry; (v) performing, directly or through subsidiary or associated companies, specialized technical services related to the fixed telephony area, (vi) promoting, encouraging and coordinating, directly or through controlled or related companies, the training of the necessary personnel for the fixed telephony area, (vii) performing or promoting imports of goods and services to or through companies under its control or related companies, (viii) carrying out other activities that are similar or related to its corporate purpose, (ix) participating in the stock capital of other companies.

7.2.     Share Capital. On March 31, 2008, the subscribed and paid-up share capital of BrTP was R$ 2,596,271,819.93, represented by 363,969,213 shares, corresponding to 134,031,688 common shares and 229,937,525 preferred shares, all nominative and no par value shares.

7.3.     Composition of Ownership Participation. The composition of the shareholding of the BrTP on March 31, 2008 was as follows:

	ON shares	% of ON	PN shares	% of PN	Total	% Total
Solpart Participações S.A.	68,356,154	51.00	—	—	68,356,154	18.78
PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil	6,895,678	5.14	7,840,962	3.41	14,736,640	4.05
BNDESPAR - BNDES Participações S.A.	1,271,490	0.95	11,498,991	5.00	12,770,481	3.51
Treasury shares	1,480,800	1.10	—	—	1,480,800	0.41
Others	56,027,566	41.81	210,597,572	91.59	266,625,138	73.25
Total	134,031,688	100.0	229,937,525	100.00	363,969,213	100.00

7.4.	Consolidated Economic and Financial Indicators of BrTP:

Indexes	2006	2007	1st quarter of 2008
	(thousands of reais)
Total Assets	17,793,790	17,429,314	17,662,955
Current Liabilities	4,852,403	4,727,371	4,865,367
Long-Term Liabilities	5,852,700	5,629,663	5,637,831
Shareholders’ Equity	5,277,602	5,246,513	5,307,826
Paid-in Share Capital	2,596,272	2,596,272	2,596,272
Net Operating Revenue	10,296,659	11,058,546	2,761,980
Operating Profit	160,524	836,869	121,533
Income (Loss)	470,368	671,290	248,313
Income (Loss) / Shareholders’ Equity (%)	8.91%	12.79%	4.68%
Long-Term Liabilities / Shareholders’ Equity (%)	110.90%	107.30%	106.22%

7.5.     Historical Information About Transactions in the Common Shares of BrTP. The table below shows the number of transactions and the number of shares traded, the financial volume and average price of BrTP’s common shares traded on BOVESPA in the 12 months immediately preceding the date of the publication of the Notice of Material Fact which informed the execution of the Stock Purchase Agreement and the intention to commence this Offer; in the period starting on the date of the Notice of Material of Fact to the date of the Valuation Report.

	No. of Transactions	No. of Shares Traded	Financial Volume R$	Average R$ / share
Apr/07	6,488	4,168,300	184,284,952	42.26
May/07	6,642	2,731,400	129,611,502	45.47
Jun/07	7,680	3,775,600	192,551,960	48.90
July/07	7,348	5,504,500	265,170,768	47.83
Aug/07	10,571	4,678,500	197,230,851	40.87
Sep/07	6,132	3,977,900	187,022,953	44.69
Oct/07	9,667	3,767,000	192,375,915	48.98
Nov/07	8,593	4,750,000	232,413,196	47.38
Dec/07	8,245	4,475,100	197,736,740	42.31
Jan/08	10,782	6,353,100	317,562,798	48.43
Feb/08	8,515	3,998,300	203,262,409	49.05
Mar/08	9,957	3,899,300	187,534,013	47.06
Apr/08	8,552	8,318,400	428,020,342	50.40
May/08	7,830	9,719,500	507,418,321	52.22
Jun/08 (until June 17)	5,037	3,908,100	126,250,590	32.30
	Weighted Average Price (from 24/04/07 to 24/04/08)			46.62
	Weighted Average Price (from 25/04/08 to 30/05/08)			52.25

Source: Economática.

7.6     Historical Information About Transactions in the Preferred Shares of BrTP. The table below shows the number of transactions and the numbers of shares traded, the financial volume and average price of BrTP’s preferred shares traded on BOVESPA in the 12 months immediately preceding the date of the publication of the Notice of Material Fact which informed the execution of the Stock Purchase Agreement and the intention to commence this Offer; in the period starting on the date of the Notice of Material of Fact to the date of the Valuation Report.

	No. of Transactions	No. of Shares Traded	Financial Volume R$	Average R$ / share
Apr/07	11,619	13,792,100	287,073,045	19.14
May/07	15,802	16,828,600	386,507,693	21.05
Jun/07	13,954	13,616,200	317,154,718	21.40
Jul/07	13,422	16,115,800	423,304,873	24.22
Aug/07	17,636	16,028,800	401,897,971	22.88
Sep/07	10,652	10,375,700	286,414,942	25.28
Oct/07	19,252	15,499,900	417,247,810	24.78
Nov/07	15,261	17,899,800	451,572,466	23.06
Dec/07	15,867	12,555,000	318,891,335	23.30
Jan/08	26,334	25,453,200	635,191,747	22.73
Feb/08	19,882	16,147,500	392,357,642	22.74
Mar/08	22,140	18,164,900	407,413,464	21.31
Apr/08	32,492	41,116,300	1,040,135,580	25.77
May/08	21,863	41,124,100	1,024,050,455	24.68
Jun/08 (until June 17)	11,017	19,359,400	525,085,803	27.17
	Weighted Average Price (from 24/04/07 to 24/04/08)			23.11
	Weighted Average Price (from 25/04/08 to 30/05/08)			24.72

7.7.     The information contained in this Section 7 is based on the latest news releases supplied by BrTP

8.     INFORMATION REGARDING OFFEROR

8.1.     Headquarters, Jurisdiction and Corporate Purpose. The headquarters of the Offeror is located in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua Humberto de Campos, 425 - 5° andar (parte), Leblon. The corporate purpose of the Offeror is to participate in other business corporations as a member or shareholder, being able to represent national or foreign companies.

8.2.     Share Capital. The issued share capital of the Offeror is R$ 800.00 (eight hundred reais), corresponding to 800 common shares, all nominative and no par value shares.

8.3.     Composition of Ownership Participation. The composition of the shareholding of the Offeror on May 30, 2008 was as follows:

Shareholders	ON shares	% of ON shares	Total	Total (%)
Coari Participações S.A.	799	100	799	100
Other	1	0.00	1	0.00
Total	800	100	800	100

8.4     Consolidated Economic and Financial Indicators of Offeror.

Indexes	2007		1st quarter of 2008
	(in reais	)
Total Assets	0.00		80.00
Current Liabilities	0.00		0.00
Long-Term Liabilities	0.00		0.00
Shareholders’ Equity	0.00		80.00
Paid-in Share Capital	0.00		800.00
Net Operating Revenue	0.00		0.00
Operating Profit	0.00		(690.39)
Income (Loss)	0.00		(690.39)
Income (Loss) / Shareholders’ Equity (%)			-863%
Long-Term Liabilities / Shareholders’ Equity (%)			0%

9.     INFORMATION REGARDING TELEMAR

9.1.     Headquarters, Jurisdiction and Corporate Purpose. The headquarters of Telemar is located at Rua General Polidoro, 99, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro. The corporate purpose of Telemar includes providing telecommunications services and activities necessary or useful for the implementation of these services, in accordance with concessions, permits and permissions granted to Telemar. When achieving its corporate purpose, the Telemar may incorporate into its assets third-party properties and rights, and it shall: (i) participate in the capital of other companies, seeking compliance with the national telecommunications policy; (ii) organize wholly-owned subsidiaries for the performance of activities included in its object and which are recommended to be decentralized; (iii) promote the import of such goods and services as may be required for the execution of activities included in its object; (iv) provide technical assistance services to telecommunications companies, executing common interest activities; (v) carry out studies and research aimed at developing the telecommunications sector; (vi) upon approval by its Board of Directors, enter into agreements and conventions with other companies that commercially explore telecommunications services or any persons or entities seeking to assure the operation of the services, without prejudice to the duties and liabilities thereof; and (vii) carry out other similar or related activities that are assigned thereto at the general meeting.

9.2.     Share Capital. On March 31, 2008, the subscribed share capital of Telemar was R$ 7,425,505,769.63 (seven billion, four hundred twenty five million, five hundred five thousand, seven hundred sixty-nine reais and sixty-three centavos) and a paid-up capital of R$ 7,418,989,19297 (seven billion, four hundred eighteen million, nine hundred eight-nine thousand, one hundred ninety-two reais and ninety-seven centavos) represented by 241,668,233 (two hundred forty-one million, six hundred sixty-eight thousand, two hundred thirty-three) shares, corresponding to 107,186,966 (one hundred seven million, one hundred eighty-six thousand, nine hundred sixty-six) common shares, 133,369,373 (one hundred thirty-three million, three hundred sixty-nine thousand, three hundred seventy-

three) preferred shares Class “A” and 1,111,894 (one million, one hundred eleven thousand, eight hundred ninety-four) preferred shares Class “B”, all nominative and no par value shares .

9.3.     Composition of Ownership Participation. The composition of the shareholding of Telmar on March 31, 2008 was as follows:

Shareholders	ON shares (thousands)	% of ON shares	PN shares (thousands)			% of PN shares		Total ( )	Total (%)
			Class A		Class B	Class A	Class B
Tele Norte Leste Participações S.A.	104,228	97.35	91,250	(1)	6	69.93	0.00	195,478	81.92
Telemar Participações S.A.	—	0.00	13,079	(2)	—	10.02	0.00	13,079	5.48
Treasury Shares	—	0.00	224	(3)	—	0.17	0.00	224	0.09
Other	2,835	2.65	25,935		1,064	19.88	100.00	29,834	12.50
Total	107,063	100.00	130,487		1,064	100.00	100.00	238,614	100

(1) Of the total 91,249,767 shares, 241,500 are blocked by Decree Law 2,304/86.

(2) All shares with blocking pledge.

(3) Of the total 223,500 shares, 223,489 are blocked by Decree Law 2,304/86.

9.4     Consolidated Financial and Economic Indicators of Telemar.

Indexes	2006	2007	1st quarter of 2008
	(in thousands of reais)
Total Assets	26,416,637	29,221,682	28,947,383
Current Liabilities	5,629,719	6,295,816	5,724,628
Long-Term Liabilities	8,858,151	9,143,518	8,818,606
Shareholders’ Equity	11,928,767	13,782,348	14,399,311
Paid-in Share Capital	7,418,989	7,418,989	7,418,989
Net Operating Revenue	16,871,834	17,572,055	4,469,871
Operating Profit	1,841,609	3,581,768	905,273
Income (Loss)	1,614,526	2,691,773	582,156
Income (Loss) / Shareholders’ Equity (%)	13.53%	19.53%	4.04%
Long-Term Liabilities / Shareholders’ Equity (%)	74.26%	66.34%	61.24%

10.     INFORMATION REGARDING TNLP

10.1.     Headquarters, Jurisdiction and Corporate Purpose. The headquarters of TNLP is located at Rua Humberto de Campos, 425 – 8º andar, in the City do Rio de Janeiro, State of Rio de Janeiro. The corporate purpose of TNLP includes: (i) exercise control of companies exploring the landline telephone public services in Region 1 as defined by the

General Granting Plan enacted by Decree No. 2,534, of April, 2, 1998; (ii) promote, through subsidiary or associated companies, the expansion and deployment of landline telephone services in their respective areas of concession; (iii) promote, conduct or direct the capture, in internal and external sources, of the resources to be applied by TNLP or its subsidiaries; (iv) promote and stimulate activities of studies and research aiming at the development of the landline telephony industry; (v) render, directly or through subsidiary or associated companies, specialized technical services related to the landline telephony area; (vi) promote, encourage and coordinate, directly or through controlled or related companies, the training of the necessary personnel for the landline telephony area; (vii) perform or promote imports of goods and services to or through companies under its subsidiary or related companies; (viii) carry out other activities related to its corporate purpose, and (ix) participate in the capital of other companies.

10.2.     Share Capital. On March 31, 2008 the subscribed and paid-up share capital of TNLP was R$ 4,688,730,783,63 (four billion, six hundred eighty-eight million, seven hundred thirty thousand, seven hundred eighty-three reais, and sixty-three centavos), represented by 391,835,195 (three hundred ninety-one million, eight hundred thirty-five thousand, one hundred ninety-five) shares, corresponding to 130,611,732 (one hundred thirty million, six hundred eleven thousand, seven hundred thirty-two) common shares and 261,223,463 (two hundred sixty-one million, two hundred twenty-three thousand, four hundred sixty-three) preferred shares, all nominative and no par value shares.

10.3.     Composition of Ownership Participation. The composition of the shareholding of TNLP on March 31, 2008 was as follows:

Shareholders	ON Shares (thousands)	% of ON Shares	PN Shares (thousands)	% of PN Shares	Total (thousands)	Total (%)
Telemar Participações S.A.	68,504	52.45	—	0.00	68,504	17.48
The Bank of New York ADR Department	—	0.00	135,740	51.96	135,740	34.64
Caixa de Previdência dos Func. Do BB	6,755	5.17	8,300	3.18	15,055	3.84
Treasure Shares	3,238	2.47	6,476	2.48	9,714	2.48
Other	52,115	39.93	110,664	42.37	162,779	41.55
Total	130,612	100	261,180	100.00	391,792	100

10.4     Consolidated Financial and Economic Indicators of the TNLP.

Indexes	2006	2007	1st trimestre of 2008
	(in thousands of reais)
Total Assets	27,590,132	30,252,664	29,762,832
Current Liabilities	5,885,705	6,892,345	6,298,747
Long-Term Liabilities	10,589,274	10,205,454	9,716,742
Shareholders’ Equity	8,959,490	10,664,759	11,150,456
Paid-in Share Capital	4,688,731	4,688,731	4,688,731
Net Operating Revenue	16,871,834	17,584,314	4,489,439
Operating Profit	1,828,595	3,682,841	907,272
Income (Loss)	1,309,955	2,358,488	485,697
Income (Loss) / Shareholders’ Equity (%)	14.62%	22.11%	4.36%
Long-Term Liabilities / Shareholders’ Equity (%)	118.19%	95.69%	87.14%

11.     ADDITIONAL OBLIGATIONS

11.1.     Additional Obligations. Under item I of Article 10 of CVM Instruction 361/02, the Offeror undertakes to pay to holders of PN Shares who accept this Offer the positive difference, if any, between the purchase price that they receive for their PN Shares, adjusted by the change in average daily rate of the Interbank Deposit Certificate - CDI, calculated pro rata from the date of the financial settlement of the Auction until the date of the actual payment of the value that would be due, and adjusted by changes in the number of shares arising from bonus shares, splitting, grouping of shares and possible conversions that occur, and (i) the value per share that would be due, in case a fact that imposes the conduct of a new mandatory tender offer to purchase shares under items I to III of Article 2 of CVM Instruction 361/02 occurs within one year from the date of completion of the Auction, or (ii) the value of withdrawal rights that such shareholders would be entitled to receive in the event of any resolution of BrTP that would give rise to withdrawal rights is taken within a period of one year following the date of the completion of the Auction, if such shareholders were still shareholders of BrTP.

12. OTHER INFORMATION

12.1.     Registration as a publicly-held company. The Offeror declares that, to its best knowledge and after necessary confirmations, the registration of BrTP as a publicly-held company is properly current and in good-standing in accordance with Article 21 of Law No. 6,385/76.

12.2.     Inexistence of Relevant Facts or Circumstances Non-Disclosed: The Intermediary Institution and the Offeror are not aware of the existence of any relevant facts or circumstances not disclosed to the public which may have an important influence on the results of the Company or the quoted value and market value of the PN Shares.

12.3.     Definition of Business Day. For the purposes of this Notice, “business day” means any day, except Saturdays and Sundays, on which commercial banks are open for the conduct of operations (including operations and exchange of foreign currency deposits) in the cities of Rio de Janeiro and São Paulo.

12.4.     Access to the Valuation Report, the Notice and the Shareholders List. The Valuation Report, this Notice and the shareholders list of the Company are available to any interested person (provided that the latter is available only after due identification and signed receipt by such person) at the addresses listed below. Alternatively, the Valuation Report and this Notice can be accessed through the following websites:

BRASIL TELECOM PARTICIPAÇÕES S.A.

SIA SUL – ASP – Lote D – Bloco A – Undergound A Brasília, DF

ri@brasiltelecom.com.br

COPART 1 Participações S.A.

Rua Humberto de Campos, 425 – 5º andar (parte), Leblon, Rio de Janeiro, RJ

TELEMAR NORTE LESTE S.A.

Rua General Polidoro, 99, Botafogo, Rio de Janeiro, RJ

www.telemar.com.br/ri

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Rua Humberto de Campos, 425 – 8º andar, Leblon, Rio de Janeiro, RJ

www.oi.com.br/ri

COMISSÃO DE VALORES MOBILIÁRIOS

Rua Cincinato Braga, no 340, 2o andar, Centro, São Paulo, SP.

Rua Sete de Setembro, no 111, 2o andar—“Centro de Consultas”, Rio de Janeiro, RJ

www.cvm.gov.br

BOLSA DE VALORES DE SÃO PAULO - BOVESPA

Rua XV de Novembro, 275, São Paulo, SP

www.bovespa.com.br

CREDIT SUISSE (BRASIL) S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS

Avenida Brigadeiro Faria Lima, 3064 – 13º e 14 º andares (parte), São Paulo, SP

br.credit-suisse.com/ofertas

12.5.     Foreign Documents. The foreign documents related to the Offer submitted to the CVM or the SEC are available for free consultation through the SEC website, www.sec.gov.

12.6.     Offer Documents. The shareholders of the Company should carefully read this Notice and any other relevant documents related to the Offer published by the Offeror or submitted to the CVM or to the SEC, including the Notice called Schedule TO (in this case, its translation to Portuguese is available for consultation at the CVM), because such documents contain important information.

12.7.     Shareholders Resident Outside of Brazil. A shareholders resident outside of Brazil may be subject to restrictions imposed by the legislation of its country regarding the acceptance of this Offer, participating in the Auction and selling its PN Shares. The fulfillment of the applicable rules is the exclusive responsibility of such shareholder non-resident in Brazil.

12.8.     Shares of BrTP held by the Intermediary Institution. The Intermediary Institution declares, by itself and by its controlling shareholders and people related to them, that at the date of the valuation report, it held 813,148 common shares and 256,056 preferred shares of BrTP, and did not hold shares of BrTP under its discretionary administration

12.9.     Representations of the Offeror. The Offeror declares that it is responsible for the truthfulness, quality and sufficiency of the information disclosed to the CVM and the market.

12.10.     Intermediary Institution Representation. The Intermediary Institution hereby represents that it has taken every precaution and acted diligently to ensure that the information submitted by the Offerer is true, consistent, accurate and sufficient, undertaking liability for any omission in its duty, and that it has verified the quantity and quality of the information supplied to the market during the entire Offer procedure, required for shareholders to make decisions, including occasional and periodic information required to be supplied by the Company, as well as those contained herein and in the Valuation Report, according to Article 7, Paragraph 2 of CVM Instruction 361/02.

12.11.     Brazilian Law Advisors.

Advisor of the Offeror

Barbosa, Müssnich & Aragão Advogados

Av. Almirante Barroso, 52 – 29°, 31º, 32° e 33º andares

20031-000, Rio de Janeiro – RJ

Sr. Luiz Antônio de Sampaio Campos

Telephone: (55 21) 3824-6043

Fax: (55 21) 2262-5536

Advisor of the Intermediary Institution

Pinheiro Guimarães – Advogados

Avenida Paulista 1842, 24º andar

01310-923, São Paulo – SP

Sr. Francisco José Pinheiro Guimarães

Telephone: (55 11) 4501-5000

Fax: (55 11) 4501-5025

12.12     Relation between the Intermediary Institution and the Offeror. The Intermediary Institution and related companies have served, in the past, and might provide the Offeror and its controlling shareholder, subsidiaries and related companies, the services of investment bank, financial advisory and other related services, for which it intends to be paid. The relations between the Intermediary Institution and the Offer can be found, in detail, on page 12 of the Valuation Report.

12.13     Non Existence of Other Public Securities Issued. Other than the common and preferred shares, BrTP has not issued any other securities that are publicly traded.

12.14.     Assistance to Shareholders. Assistance to shareholders of BrTP is provided by BrTP’s Investor Relations Area at telephone number (61) 3415-1140 or via email:ri@brasiltelecom.com.br.

12.15.     BOVESPA Authorization. On June 13, 2008, BOVESPA authorized the Auction to be held on its trading system.

São Paulo, June 19, 2008

COPART 1 Participações S.A.

Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários

Intermediary Institution

“The present public offer/program was elaborated in accordance with the provisions of the Self-Regulation Code of ANBID (Brazilian National Investment Banking Association) for Public Offers of Distribution and Acquisition of Securities, which is registered at the 4th Registry of Deeds and Documents of the judiciary district of São Paulo, State of São Paulo, under no. 5032012, complying, therefore, the present public offer/program, with the minimum pattern of information established by such code. ANBID is not responsible for the referred information, for the quality of the issuer and/or offerors, of the participating institutions and of the securities object of the public offer/program.”